UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-35329

TIMMINS GOLD CORP.
(Translation of registrant’s name into English)

700 West Pender Street, Suite 615, Vancouver, British Columbia V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIMMINS GOLD CORP.

Date: February 28, 2017	By:	(signed) Leslie L. Kapusianyk
Leslie L. Kapusianyk
Corporate Counsel and Secretary

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Press Release dated February 23, 2017

99.2	Press Release dated February 27, 2017